NOVATION AGREEMENT

THIS NOVATION AGREEMENT is made as of November 8, 2018 and effective as of November 1, 2018 (the “Effective Date”), by and among:

AB Multi-Manager Alternative Fund (formerly AllianceBernstein Multi-Manager Alternative Fund), the “Fund”; and

State Street Bank and Trust Company, the “Original Service Provider”, and

International Fund Services (N.A.), L.L.C., the “New Service Provider”.

WHEREAS:

A. The Fund and the Original Service Provider have entered into (1) that certain Administration Agreement effective as of the 25th of September, 2012 (together with any amendments, the “Primary Services Agreement”, which describes certain services (as defined in the Primary Services Agreement) that the Original Service Provider provides to the Fund (hereinafter, each a “Service”, and collectively, the “Services”), and (2) one or more additional written arrangements and other ancillary documents related to the Primary Services Agreement or the Services, including without limitation written fee arrangements pursuant to which the Fund makes payment for Services, and, if applicable, consents, instructions, and direction letters related to the Primary Services Agreement (together with any amendments, such additional written arrangements and other ancillary documents collectively, the “Fee and Ancillary Documents”), it being understood that, where any such Fee and Ancillary Document also relates to services that are not Services under the Primary Services Agreement (such unrelated services, the “Unrelated Services”), only those agreements of such Fee and Ancillary Document that relate to one or more Services (such portions, the “Related Agreements”) are subject to novation under this Agreement, and those agreements of such Fee and Ancillary Document that relate to one or more Unrelated Services are not affected in any respect by this Agreement but instead remain in full force and effect in connection with such Unrelated Services. The Primary Services Agreement and the Related Agreements together are referred to each as a “Services Agreement”, and collectively, the “Services Agreements.”

B. The Original Service Provider desires to have the New Service Provider be the administrator and / or service provider of or under, as the case may be, each Services Agreement.

C. The New Service Provider hereby proposes to enter into a new agreement with the Fund on terms identical (except with respect to the effective date thereof, the name of the New Service Provider, and the modifications set forth in Section 2 below) to those of the Services Agreements, effective as of the Effective Date, and thereby to assume all rights and benefits and perform all duties, obligations and liabilities of the Original Service Provider under the Services Agreements, in each case solely to the extent such rights, benefits, duties, obligations and liabilities relate to periods on or after the Effective Date.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements and covenants set forth herein, the parties hereto agree as follows:

1.	Novation of Services Agreements. Subject to the terms and conditions contained herein:

(a)	The New Service Provider hereby enters into a new agreement (the “Novation”) with the Fund on terms identical (except with respect to the effective date thereof, the name of the New Service

Provider, and the modifications set forth in Section 2 below) to those of the Services Agreements, effective as of the Effective Date, and hereby undertakes to Fund that it assumes all rights, benefits, interests, duties, obligations and liabilities of Original Service Provider under the Services Agreements to the extent the same relate to periods on or after the Effective Date. The Fund hereby enters into a new agreement with the new Service Provider on terms identical (except as noted above) to those of the Services Agreements, effective as of the Effective Date,

(b)

This Novation does not affect any rights or obligations under the Services Agreements arising from or relating to any period prior to the Effective Date or accrued by any party prior to the Effective Date, including without limitation any Fund rights or obligations.

2.	Modifications. The following modifications apply to Services Agreements:

(a)

New Section 5B. No Fiduciary. The following is inserted as new section 5B: “5B. No Fiduciary. The Fund further acknowledges that the Administrator is not acting as a fiduciary and is not providing fiduciary services for any purposes under the terms of this Agreement.”

(b)

Section 15 Amended. Section 15 shall be amended by adding the following to the end of the section: “For the avoidance of doubt, the above requirements shall not apply to, and the Administrator shall retain the right to employ agents, subcontractors, consultants and other third parties, including, without limitation, affiliates (each, a “Delegate” and collectively, the “Delegates”) to provide or assist it in the provision of any part of the Services or the discharge of any other obligations or duties under this Agreement without the consent or approval of the Fund; provided, however, that the Administrator shall be responsible for the acts and omissions of any such Delegate so employed as if the Administrator had committed such acts and omissions itself, and the Administrator shall be responsible for the compensation of its Delegates. The Administrator agrees that at the reasonable request of the Investment Manager, Administrator will have periodic discussions with the Investment Manager regarding the Delegates that Administrator employs in connection with its service model.”

3.

Miscellaneous. Each of the parties hereto represents that this Agreement has been duly signed for and on behalf of such party by authority of its governing bodies and within the scope of its respective powers. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement. This Agreement is governed by, and should be construed in accordance with the law governing the relevant Services Agreements. Signatures to this Agreement delivered by electronic communications shall be considered original signatures for purposes of the effectiveness hereof.

[REMAINDER OF PAGE IS INTENTIONALLY BLANK]

EXECUTION

IN WITNESS WHEREOF, this Novation Agreement has been duly executed for and on behalf of the undersigned as of the day and year first written above and effective as of the Effective Date hereunder.

FUND:		NEW SERVICE PROVIDER:

AB MULTI-MANAGER ALTERNATIVE FUND		INTERNATIONAL FUND SERVICES (N.A.), L.L.C.

By:	/s/ Eric C. Freed	By:	/s/ Fred Willshire
	Name: Eric C. Freed		Name: Fred Willshire
	Title: Assistant Secretary		Title: Senior Managing Director

ORIGINAL SERVICE PROVIDER:

STATE STREET BANK AND TRUST COMPANY

		By:	/s/ Fred Willshire
Name: Fred Willshire
Title: Senior Managing Director